November 3, 2014

Ms. Christina Chalk

Senior Special Counsel

Securities and Exchange Commission

Office of Mergers and Acquisitions

Division of Corporation Finance

100 F Street, N.E., Mail Stop 4720

Washington, D.C. 20549

Re:	Allergan, Inc.

PRER14A filed October 24, 2014

SEC File No. 1-10269

Dear Ms. Chalk:

On behalf of our client, Allergan, Inc. (“Allergan” or the “Company”), this letter responds to the letter from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), dated October 30, 2014, with respect to the Company’s revised preliminary Proxy Statement on Schedule 14A, filed with the Commission on October 24, 2014 (the “Proxy Statement”). All defined terms have the same meaning as in the Proxy Statement, unless otherwise noted.

For the convenience of the Staff, we first provide the comment received from the Staff, which has been reproduced from the Staff’s letter and provided in italics, followed by the Company’s response to the Staff’s comment.

PRER14A filed October 24, 2014

Why is the Allergan Board recommending against Pershing Square and Valeant’s Proposals?, page 3

1.	We note your response to Comment 6. We continue to believe that your proxy statement should include disclosure with respect to the various negotiations or discussions you have identified in your October 3, 2014 response to our comments on your Schedule 14D-9 concerning the disclosure requirements under Item 1006 of Regulation MA and, specifically, the transactions referred to in Item 1006(c)(1) – (c)(6). In particular, it appears that several of the negotiations or discussions identified occurred contemporaneously with Valeant’s exchange offer. As such, we continue to believe that your reference in the proxy statement to “consideration of acquisitions and strategic alternatives that increase stockholder value” necessitates an expanded disclosure of discussions or negotiations regarding extraordinary transactions being considered and the steps taken to date. In addition, we continue to believe that your Schedule 14D-9 should be similarly amended to parallel the expanded disclosure in your proxy statement. Please revise to address.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 4 and 5 of the Proxy Statement accordingly.

Pershing Square and Valeant’s Exchange Offer and Proxy Solicitation, page 6

2.	We note your revised disclosure in response to Comment 7. In particular, we refer to your disclosure that “certain prongs of the anti-takeover devices conditions are not capable of being satisfied.” Please identify the “certain prongs” to which you refer and indicate why you believe they are not able to be satisfied.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 8 of the Proxy Statement accordingly.

Background of Pershing Square and Valeant’s Solicitation, page 8

3.	It is our understanding that Mr. Pyott and possibly other representatives of Allergan met with shareholders of Valeant while Valeant’s exchange offer was pending. Please indicate when this occurred, what was discussed, and your belief as to whether such activities constitute soliciting with the scope of Regulation 14A. If applicable, identify the exemption from the proxy rules you are relying on in connection with such a solicitation. In this regard, we note that Valeant had filed a proxy statement in connection with its own solicitation of shareholder approval to issue shares in connection with its proposed acquisition of Allergan. We may have further comments after reviewing your response.

The Company respectfully acknowledges the Staff’s comment, and notes that Mr. Pyott and other Allergan representatives have met solely with shareholders of the Company. It appears to be the case that certain shareholders of Allergan are also shareholders of Valeant, but we do not believe that contacting such shareholders in their capacity as shareholders of Allergan is a “solicitation” of Valeant shareholders subject to Regulation 14A. Furthermore, the materials presented to these Allergan stockholders, have been filed with the Commission by Allergan as investor presentations on either Form 8-K on May 12, 2014, Form 8-K on June 10, 2014 or Schedule 14A on July 24, 2014 and made available on Allergan’s website. A courtesy copy of the materials is being submitted to the Staff supplementally.

The Company notes that Valeant has alleged in Allergan, Inc. v. Valeant Pharmaceuticals International, Inc., et al. that Allergan representatives met with Valeant shareholders in Canada to solicit opposition to Valeant’s acquisition of Allergan. As stated in its Answer to Counterclaims filed with the U.S. District Court on September 2, 2014, Allergan believes that Valeant’s assertion that Allergan representatives violated the securities laws by visiting Allergan’s own stockholders in Canada—Allergan’s number one international market and a location that Allergan representatives have visited on numerous occasions in the past—is meritless.

4.	We note your response to Comment 10 and your statement that prior to the initial proposal on April 22, 2014, there was not contact between Valeant and Pershing Square “regarding the proposal.” Please revise your disclosure to discuss any prior contacts with Valeant and Pershing Square including those that occurred prior to the exchange offer.

The Company respectfully acknowledges the Staff’s comment, and believes the comment is specifically referring to Valeant’s disclosure of a contact between the parties that occurred over two years prior, in September 2012. The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 9 of the Proxy Statement to reflect this contact.

5.	We note your response to Comment 13. Please revise your disclosure to note that the number of shares represented by the written requests submitted by Pershing Square as claimed by Pershing. You may note that because you entered into an agreement with Pershing, you did not verify the accuracy of that figure.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 12 of the Proxy Statement accordingly.

Pershing Square and Valeant Proposal 2. Request to elect or appoint Pershing Square and Valeant’s nominees as directors for Allergan, page 18

6.	We note your response to Comment 14. Please revise your disclosure to explain the specific factors you intend to consider in determining whether to take action following approval of the precatory proposals.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 19 and 20 of the Proxy Statement accordingly.

Certain Agreements, page 19

7.	We note your disclosure that “a change in the majority of the incumbent board members, except for changes that are the result of an election or nomination of a director that is approved by a majority of the incumbent directors” would constitute an “event of default” under your credit agreement and a “change in control” under equity plans and agreements with the Company’s executive officers. Since, based on the precatory nature and language of Proposal Number 2, appointment of Pershing Square and Valeant’s nominees may only occur by election or appointment by the incumbent Allergan Board, please explain how the circumstances triggering an “event of default” or “change in control” would be applicable.

The Company respectfully acknowledges the Staff’s comment and has removed the section “Special Meeting Procedures—Certain Agreements,” as well as the related annex, from the Proxy Statement, while noting that Valeant has stated in its registration statement on Form S-4 (File No. 333-196856) that the purpose of its offer is to acquire control of Allergan. Accordingly, the Company believes that, depending on the results of the Special Meeting and directly related subsequent events, a “change in control” (as defined in the Credit Agreement and the equity plans) could, but will not necessarily, occur.

Proposal 2, page 26

8.	We note your response to Comment 17 and reissue the comment. Please balance your citation to the 2,852,501 shares of Allergan owned by current Board members by noting that 2,500,000 of those Allergan shares are held by Mr. Pyott, who will remain on the Board following the removal and replacement of the current directors as proposed by Valeant and Pershing Square.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 28 of the Proxy Statement accordingly.

Proposal No. 4, page 29

9.	We note your response to Comment 20 and your statement that you are considering “potential responsive amendments” to your Bylaws. Please revise your disclosure to further elaborate on the specific amendments you are considering and explain how they are responsive to the feedback you have received from stockholders.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 29,30, 31, 32 and 33 of the Proxy Statement accordingly.

10.	We note your response to Comment 21 and reissue the comment in part. Please explain why you believe that Delaware law provides better protection than the proposed Bylaw amendment.

The Company respectfully acknowledges the Staff’s comment, but notes that the Company has not stated that Delaware law provides “better protection” than the amendment proposed by Valeant and Pershing Square. However, the Company does believe that Section 223(c) of the Delaware General Corporation Law offers adequate protection to Allergan’s stockholders, as the Delaware Court of Chancery can determine the best timeframe to call a meeting based on all relevant facts in such a situation and given this possible protection, we believe that Proposal No. 4 mandating a meeting within five business days is inadvisable and unnecessary.

11.	We note your response to Comment 22 and reissue the comment. Where you indicate in the proxy statement that you have “engaged” and will continue to engage with stockholders to collect feedback and consider potential responsive amendments to your Bylaws, you should provide additional disclosure describing the contacts that have already occurred, with whom and how they were made. Provide the same clarifying disclosure with respect to the other proposals where similar language appears.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 29,30, 31, 32 and 33 of the Proxy Statement accordingly.

*        *        *

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to call me at (202) 637-2284. Written correspondence to the Company may be directed to my attention at 555 Eleventh Street, NW Suite 1000, Washington, D.C. 20004, fax no. (202) 637-2201.

Very truly yours,

/s/ Alexander F. Cohen

Alexander F. Cohen of LATHAM & WATKINS LLP

cc:	Arnold A. Pinkston, Esq., General Counsel

Matthew J. Maletta, Esq., Vice President, Associate General Counsel and Secretary

Scott M. Akamine, Esq., Corporate Counsel

Allergan, Inc.

Mark J. Gentile

Richards, Layton & Finger, P.A.

David A. Katz

Wachtell, Lipton, Rosen & Katz